DOGNESS (INTERNATIONAL) CORP

April 11, 2022

Patrick Fullem and Sherry Haywood

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Dogness (International) Corp

Amendment No. 1 to Registration Statement on Form F-3

Filed February 9, 2022

File No. 262504

Dear Mr. Fullem and Ms. Haywood:

This letter is in response to the letter dated March 1, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Dogness (International) Corp (the “Company,” “we,” and “our”) with respect to the above-referenced Registration Statement on Form F-3 (the “Registration Statement”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement is being filed to accompany this letter.

Amendment No. 1to Registration Statement on Form F-3

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court.

Response: In response to the Staff’s comments, we have revised and displayed in bold as paragraph No. 5 the below disclosure on the prospectus cover page of the Registration Statement. Please note that we have not added the statement regarding contracts, as the corporate structure does not involve variable interest entities and instead involves equity-based subsidiaries.

We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in Delaware, People’s Republic of China (“PRC” or “China”), Hong Kong Special Administrative Region of the People’s Republic of China (“HKSAR” or “Hong Kong”) and British Virgin Islands. Therefore, investing in our securities being offered pursuant to this prospectus involves unique and a high degree of risk. You should carefully read and consider the risk factors beginning on page 18 of this prospectus and in the applicable prospectus supplement before you make your investment decision.

2.	Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities or anti-monopoly concerns, have or may impact the company’s ability to conduct its business. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comments, we have added disclosure to the cover page as paragraph No. 11 regarding recent statements and regulatory actions by China’s government related to the anti-monopoly concerns. We originally included discussions of risks in connection to the recent statements and regulatory actions by China’s government regarding cracking down on illegal activities in the securities market and the adoption of new measures to extend the scope of cybersecurity reviews .With regard to the “variable interest entities” structure, Dogness does not use, has never used, and is not planning on using the “variable interest entities” structure, therefore Dogness does not presently anticipate any PRC legal, operational, or other risks regarding such matters.

3.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comments, we added the cross-reference as required to paragraphs No. 12 and No. 14 of the prospectus cover page of the Registration Statement. Because the registration statement on Form F-3 incorporates financial statements by reference to periodic filings, we have provided a cross reference to such periodic filings. We have updated the language to include relevant events occurred as of December 31, 2021.

Prospectus Summary

4.

Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, we revised the disclosure under “Prospectus Summary – Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Class A Common Shares to Foreign Investors” to include (i) the permissions or approvals that we and our Subsidiaries are currently required to obtain from Chinese authorities to operate our business or to offer the securities being registered to foreign investor; (ii) that we and our Subsidiaries are not currently covered by permissions requirements from CSRC, CAC, or any other governmental agency that is required to approve our or our Subsidiaries’ operations; and, (iii) the consequences to us or our investors, if we or our Subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future.

5.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under the applicable agreements.

Response: In response to the Staff’s comments, we added disclosure to paragraph No. 2 of “Prospectus Summary – Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Class A Common Shares to Foreign Investors”, regarding (i) any restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors and (ii) any restrictions and limitations on our ability to distribute earnings from the company, including our subsidiaries, to the parent company and U.S. investors.

We have originally provided under “Prospectus Summary – Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Class A Common Shares to Foreign Investors” (i) in paragraph No. 3 and the bullet points following it, information regarding cash flows between the holding company and the subsidiaries, (ii) in paragraph No. 1, that to date, none of our subsidiaries has made any dividends or distributions to Dogness, and Dogness has not made any dividends or distributions to our shareholders, and (iii) in paragraph No. 1, that we anticipate that we will retain any earnings to support operations and to finance the growth and development of our business and therefore do not expect or intend to pay cash dividends in the foreseeable future. We have updated the language to include relevant events occurred as of December 31, 2021.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

Response: We have originally provided in paragraph No. 3 of the “Prospectus Summary – Our Company – Overview that trading of our securities may prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditor. In response to the Staff’s comments, we added disclosure in paragraph No. 2 of the “Prospectus Summary – Our Company – Overview, that as a result of that prohibition, an exchange may determine to delist our securities.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anthony W. Basch, Esq., of Kaufman & Canoles, P.C., at (804)-771-5725.

Very truly yours,

[Signature Page Follows]

By:	/s/ Silong Chen
Silong Chen
Chief Executive Officer and Director

cc:	Anthony W. Basch, Esq.
Kaufman & Canoles, P.C.

[signature page to the SEC response letter]